Exhibit 99.1
press release
ArcelorMittal unlocks value through partial sell-down of its shareholding in Vallourec with proceeds allocated to share buybacks
19 May 2026, 08:00 CET

ArcelorMittal SA (“ArcelorMittal” or “the Company”) today announces the successful pricing of its secondary offering of shares in Vallourec SA (“Vallourec”). ArcelorMittal has sold approximately 23.9 million shares in Vallourec, representing approximately 10.0% of Vallourec’s outstanding share capital, at an offer price of EUR 24.00 per share, raising gross proceeds of approximately US$667 million. The transaction was conducted via an accelerated bookbuilding process to institutional investors.

The transaction reflects ArcelorMittal’s disciplined approach to capital allocation and portfolio management. The sale proceeds will be returned to ArcelorMittal shareholders via the Company’s ongoing share buyback programme.

ArcelorMittal remains supportive of Vallourec’s strategy and management team and continues to see value in the company. Following the settlement of the transaction, ArcelorMittal will retain approximately 17.3% of Vallourec’s share capital and will continue to hold one seat on Vallourec’s Board of Directors.

Settlement is expected to occur on or around 21 May 2026.

ArcelorMittal has agreed to a lock-up in its remaining stake in Vallourec for 90 calendar days following the settlement date, subject to customary carve-outs.

Commenting, Genuino Christino, Chief Financial Officer, ArcelorMittal, said:

“This step underlines our commitment to deploying capital in a way that delivers clear, measurable returns for shareholders. By realising value and returning the proceeds to shareholders through buybacks, we are converting a strong investment outcome into immediate, tangible benefits.

“More broadly, it is another example of how we have consistently executed our strategy in recent years - investing in high-return opportunities to develop ArcelorMittal into a more resilient, higher-quality business, capable of delivering sustainable value for shareholders through the cycle.”

ArcelorMittal acquired its initial shareholding in Vallourec in 2024 (https://corporate.arcelormittal.com/media/news/regulatory-news/arcelormittal-acquires-strategic-stake-in-vallourec) and continues to view the company as a high-quality business with a strong market position.

ENDS
About ArcelorMittal

ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 14 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2025 generated revenues of $61.4 billion, produced 55.6 million metric tonnes of crude steel and 48.8 million tonnes of iron ore. Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

http://corporate.arcelormittal.com/

ArcelorMittal Investor Relations contact information
General	+44 20 7543 1128
Retail	+44 20 3214 2893
Bonds/Credit	+33 171 921 026
E-mail	investor.relations@arcelormittal.com

ArcelorMittal Corporate Communications contact information
Paul Weigh
Tel:	+44 20 3214 2419
E-mail	press@arcelormittal.com

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